1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):□

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):□

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	October 25, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)

This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) The unsecured bonds issued by TSMC and its subsidiaries for the month of September 2022.

1. The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:
Title	Name	Number of shares held as of		Changes
		8/31/2022	9/30/2022
Senior Vice President	Cliff Hou	455,669	457,810	2,141
Senior Vice President	Kevin Zhang	95,000	100,000	5,000
Vice President	Min Cao	367,622	397,622	30,000
Vice President	Michael Wu	678,444	681,444	3,000
Vice President and Chief Financial Officer	Wendell Huang	1,651,836	1,651,854	18
Vice President	Jun He	20,000	25,000	5,000
Vice President	Geoffrey Yeap	53,000	54,000	1,000
Vice President	Jonathan Lee	348,932	354,055	5,123
Vice President	L.C. Lu	170,227	175.227	5,000
Vice President	K.C. Hsu	30,000	45,000	15,000
Note: Shareholdings include shares held by the related parties.

2. The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:
Title	Name	Number of shares pledged as of		Changes
		8/31/2022	9/30/2022
Vice Chairman and Chief Executive Officer	C.C. Wei	200,000	-	(200,000)

3. The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$12.7 billion of acquisition and NT$0.3 billion of disposition.
4. The capital appropriations approved by TSMC board of directors: Inapplicable.
5. The unsecured bonds issued by TSMC and its subsidiaries: Inapplicable.